FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Wyly Sam (Last) (First) (Middle) 300 Crescent Court, Suite 1000 (Street) Dallas Texas 75201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Michaels Stores, Inc. (MIK) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year February 20, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

  X  Director

  X  Officer (give title below)

      10% Owner

      Other (specify below)

Vice Chairman of the Board of Directors

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/11/03		P		1,300	A	$25.13
Common Stock	2/11/03		P		3,600	A	$24.99
Common Stock	2/11/03		P		2,800	A	$24.97
Common Stock	2/19/03		P		9,800	A	$23.84
Common Stock	2/19/03		P		200	A	$23.79
Common Stock	2/20/03		P		500	A	$23.50	6,400	(I)	By Trust (3)
Common Stock								74,786 (1)	(I)	By Trust (4)
Common Stock								74,786 (1)	(I)	By Trust (5)
Common Stock								200,000 (1)	(I)	By Limited Partnership (6)
Common Stock								14,020 (2)	(I)	By Spouse (7)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)	Shares reflect a two-for-one stock split in the form of a stock dividend to stockholders of record as of the close of business on November 12, 2001.

(2)	2,220 of such shares reflect a two-for-one stock split in the form of a stock dividend to stockholders of record as of the close of business on November 12, 2001.

(3)

Shares are held by the Cheryl Wyly Marital Trust of which the reporting person’s spouse is the trustee and sole beneficiary of such trust.  The reporting person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

(4)	Shares are held by a trust of which the reporting person is the trustee and the beneficiary of the trust is a member of the reporting person’s immediate family. (Andrew David Sparrow Wyly Trust)

(5)	Shares are held by a trust of which the reporting person is the trustee and the beneficiary of the trust is a member of the reporting person’s immediate family. (Christina Parker Wyly Trust)

(6)	Shares are held by Tallulah, Ltd., a limited partnership of which the reporting person is a general and limited partner.

(7)	Shares are held by Cheryl Wyly, the spouse of the reporting person.

/s/ Elizabeth K. Giddens ** Signature of Reporting Person	April 7, 2003 Date
Elizabeth K. Giddens, Attorney-in-Fact for
Sam Wyly

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002